UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 9, 2015

HUDSON VALLEY HOLDING CORP.

(Exact name of registrant as specified in its charter)

New York	001-34453	13-3148745
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21 Scarsdale Road Yonkers, New York	10707
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code):  (914) 961-6100

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Memorandum of Understanding

On April 9, 2015 Hudson Valley Holding Corp. (“Hudson Valley”) and Sterling Bancorp (“Sterling”) entered into a memorandum of understanding (the “MOU”) with plaintiff regarding the settlement of a putative class action captioned Graner v. Hudson Valley Holding Corp., et al., Index No. 70348/2014 (the “Action”), pending before the Supreme Court of the State of New York, County of Westchester (the “Court”).

The Action relates to the Agreement and Plan of Merger dated November 4, 2014 (the “Merger Agreement”), pursuant to which Hudson Valley shareholders will receive a fixed ratio of 1.92 shares of Sterling stock for each share of Hudson Valley common stock they own (the “Proposed Transaction”).

Under the terms of the MOU, Hudson Valley, Sterling, the other named defendants and the plaintiff have reached an agreement in principle to settle the Action and release the defendants from all claims relating to the Proposed Transaction, subject to approval of the Court. Under the terms of the MOU, plaintiff’s counsel also has reserved the right to seek an award of attorneys’ fees and expenses. If the Court approves the settlement contemplated by the MOU, the Action will be dismissed with prejudice.

The settlement will not affect the merger consideration to be paid to Hudson Valley’s shareholders in connection with the Proposed Transaction or the timing of the special meeting of Hudson Valley’s shareholders, scheduled for April 30, 2015 at Hudson Valley’s headquarters at 21 Scarsdale Road, Yonkers, New York, at 11:30 a.m. local time, or the special meeting of Sterling’s stockholders, scheduled for April 28, 2015, at The University Club, One West 54th Street, New York, New York, at 11:00 a.m. local time, to vote upon a proposal to approve the Merger Agreement.

Hudson Valley, Sterling and the other defendants deny all of the allegations made by plaintiff in the Action and believe the disclosures in the joint proxy statement/prospectus filed by each of Sterling and Hudson Valley with the SEC (the “joint proxy statement/prospectus”) are adequate under the law. Nevertheless, Hudson Valley, Sterling and the other defendants have agreed to settle the Action in order to avoid the costs, disruption and distraction of further litigation.

SUPPLEMENTAL DISCLOSURES

The following information supplements the joint proxy statement/prospectus and should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. All page references in the information below are to pages in the joint proxy statement/prospectus, and terms used below have the meanings set forth in the joint proxy statement/prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, Hudson Valley and Sterling make the following supplemental disclosures.

The following disclosure amends and restates the first two full paragraphs on page 62 of the joint proxy statement/prospectus under the caption entitled “The Merger—Background of the Merger”:

On July 30, 2014, the Hudson Valley board held a special meeting at which representatives of KBW were present.  KBW was invited to discuss with the Hudson Valley board potential strategic alternatives.  During that meeting, representatives of KBW provided the Hudson Valley board with an overview of the current mergers and acquisitions market with respect to financial institutions generally and Hudson Valley in particular.  As a part of those discussions, representatives of KBW discussed the challenging operating environment faced by Hudson Valley and similarly situated bank holding companies, and the potential benefits associated with exploring strategic alternatives.  At the conclusion of the meeting, the Hudson Valley board authorized Mr. Brown to engage KBW to act as financial advisor to Hudson Valley.  Prior to this decision, the Hudson Valley board had been informed and was aware that KBW had acted as financial advisor to legacy Sterling Bancorp in connection with the Provident merger.  KBW ceased to be legacy Sterling Bancorp’s financial advisor on October 31, 2013 upon the closing of the Provident merger.  At its July 30, 2014 meeting, the Hudson Valley board also determined that it would be in the best interests of Hudson Valley and its shareholders to solicit indications of interest from potentially interested parties with respect to a possible business combination with Hudson Valley.  However, the Hudson Valley board did not want to conduct a broad auction process because of the risks associated with providing confidential information to Hudson Valley’s competitors.  After significant deliberation, the Hudson Valley board authorized Mr. Brown to direct KBW, as Hudson Valley’s financial advisor, to contact four specific financial institutions which were considered to have a strong strategic fit, based on the factors listed below, for the purpose of soliciting their interest in engaging in a possible business combination with Hudson Valley. The Hudson Valley board determined to solicit indications of interest from the four institutions after selecting them from a group of nine financial institutions which had been previously identified to the board as potential acquirers by KBW, at the request of and with input from the Hudson Valley board and Mr. Brown. Members of the Hudson Valley board and Mr. Brown were already familiar with most of these nine financial institutions, including Sterling.

On August 6, 2014, Mr. Brown held a teleconference with representatives from KBW and instructed KBW to contact Sterling along with three other financial institutions.  The four institutions were selected by the Hudson Valley board, with advice from KBW, based on their strong financial performance and management teams, financial capacity for a transaction, public regulatory standing, and geographic footprint.  KBW subsequently contacted the four institutions.  On August 8, Sterling and Hudson Valley executed a customary confidentiality agreement, and during the course of the following week Hudson Valley executed a customary confidentiality agreement with each of the other three financial institutions.  Each such confidentiality agreement contained a customary standstill provision that prohibited Sterling and the other three financial institutions from taking certain actions with respect to Hudson Valley without the consent of Hudson Valley, including acquiring more than 1% of the Hudson Valley common stock, offering to enter into a business combination with Hudson Valley or soliciting proxies with respect to the Hudson Valley common stock.  The confidentiality agreements further prohibited Sterling and the other three financial institutions from publicly requesting a waiver of these standstill provisions.  As of the date of this document, Hudson Valley has not received any request to waive these standstill provisions from any of the other three financial institutions.  KBW circulated a bidding procedures outline to the four financial institutions instructing them to submit preliminary indications of interest by September 5, 2014.  The bidding procedures asked each financial institution to submit an indication of value that it would pay on an aggregate and per share basis, the form of consideration (stock, cash or a combination of both) that it would pay, any contingencies associated with its bid, and confirmation that it knows of no reason why regulatory approval would not be obtained.  In determining whether to submit a preliminary indication of interest, Sterling and Bank A met or held telephone conferences with representatives of KBW on several occasions regarding the process.

The following disclosure amends and restates the first two full paragraphs on pages 63 and 64 of the joint proxy statement/prospectus under the caption entitled “The Merger—Background of the Merger”:

During the week of September 9, 2014, at Hudson Valley’s direction, KBW contacted the two additional financial institutions.  These two financial institutions executed customary confidentiality agreements, with standstill provisions similar to those contained in the confidentiality agreement executed by Sterling.  As of the date of this document, neither of these two financial institutions has requested that Hudson Valley waive the standstill provisions applicable to them.  Of these two financial institutions, one (which we refer to as “Bank B”) submitted a preliminary indication of interest that was conditioned on the completion of diligence, among other matters.  In addition, on September 22, 2014, Sterling submitted a revised indication of interest which again proposed an acquisition of Hudson Valley by means of a stock-for-stock merger at an enhanced exchange ratio relative to its initial indication of interest of 1.9.

On September 24, 2014, the Hudson Valley board held a special meeting.  KBW updated the Hudson Valley board on the process which led to the receipt of three indications of interest.  KBW reviewed with the Hudson Valley board the financial and other material terms of the indications of interest from Sterling, Bank A and Bank B, and financial information relating to Sterling, Bank A and Bank B.  Bank A’s verbal indication of interest (which was never confirmed in writing) was for a range between $22.00 and $23.00 for each share of Hudson Valley common stock for an aggregate purchase price range of $440 million to $460 million while Bank B’s written indication of interest was for a range between $22.00 and $24.00 for each share of Hudson Valley common stock for an aggregate purchase price range of $440 million to $480 million.  Each of Bank A’s verbal indication of interest and Bank B’s written indication of interest were flexible with respect to the mix of stock and cash to be paid so long as the business combination would qualify as a tax-free reorganization.  The Hudson Valley board engaged in a lengthy discussion regarding these indications of interest and following the discussion and deliberation, the Hudson Valley board determined that it would be in the best interests of Hudson Valley and its shareholders and other constituencies to proceed with discussions with, and provide due diligence materials to, Sterling and Bank B.  The Hudson Valley board, after reviewing publicly available financial and stock market information relating to Sterling, Bank A and Bank B in consultation with KBW, believed that the potential for appreciation of the stock price of Sterling or Bank B was greater than that of Bank A which the board considered important given that Sterling’s proposal provided for 100% stock consideration and both Bank A’s and Bank B’s proposals contemplated consideration mostly in the form of stock such that the business combination would qualify as a tax-free reorganization.  The Hudson Valley board was also concerned that Bank A’s indication of interest was less certain as it had not been put into writing by Bank A.  The Hudson Valley board further directed representatives to request that both Sterling and Bank B submit their best and final offer to KBW by October 24, 2014 since the Hudson Valley board did not want the bidding process to be drawn-out as it was concerned with potential leaks concerning the potential sale of Hudson Valley.  Bank A was informed that Hudson Valley was no longer interested in pursuing additional discussions at that time.

The following disclosure amends and restates the first full paragraph on page 65 of the joint proxy statement/prospectus under the caption entitled “The Merger—Background of the Merger”:

Following discussion and deliberation, it was the consensus of the Hudson Valley board that it would be in the best interests of Hudson Valley and its shareholders and other constituencies to pursue a business combination with Sterling, if Sterling was willing to increase its fixed exchange ratio to a minimum of 1.92 and offer to include four (4) seats on Sterling’s combined bank and holding company board of directors to be filled by members of Hudson Valley’s current board.  The Hudson Valley board sought the increased exchange ratio because it reasonably believed that the 1.92 exchange ratio was the best offer that it could get on behalf of Hudson Valley shareholders.  In addition, the Hudson Valley board sought four (4) seats on the Sterling board so that Hudson Valley shareholders would have continuing representation on the Sterling board.  At Hudson Valley’s direction, representatives of KBW contacted Sterling immediately following the meeting to relay the Hudson Valley board’s proposal.

The following disclosure amends and restates the first paragraph immediately following the caption entitled “The Merger—Opinion of Hudson Valley’s Financial Advisor—Select Transactions Analysis” beginning on page 79 of the joint proxy statement/prospectus:

KBW reviewed publicly available information related to 18 selected U.S. bank and thrift transactions announced after January 1, 2013 with transaction values of between $250 million and $1 billion.  Terminated transactions, mergers of equals and bankruptcy transactions were excluded from the selected transactions.  None of the acquired companies in the selected transactions which met the foregoing selection criteria were headquartered in the New York MSA.  The selected transactions included in the group were:

The following disclosure amends and restates the first paragraph immediately following the caption entitled “The Merger—Opinion of Hudson Valley’s Financial Advisor—Discounted Cash Flow Analysis” on page 80 of the joint proxy statement/prospectus:

KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Hudson Valley (pro forma for the A.R. Schmeidler divestiture).  In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Hudson Valley (pro forma for the A.R. Schmeidler divestiture) prepared, and provided to KBW, by

Hudson Valley management, and assumed discount rates ranging from 11.0% to 15.0% which were derived based on a capital asset pricing model implied cost of capital calculation using, among other things, the 10-year treasury yield and Hudson Valley’s “2 Year Raw Daily Beta” per FactSet Research Systems as of October 31, 2014 and certain cost of capital data from the Duff & Phelps 2014 Valuation Handbook.  Hudson Valley’s “2 Year Raw Daily Beta” as of October 31, 2014 was 1.20 per FactSet Research Systems, and none of Sterling, Hudson Valley or KBW assumes any responsibility for such data.  The ranges of values were derived by adding (i) the present value of the estimated free cash flows that Hudson Valley could generate over the period from the fourth quarter of 2014 through 2018 as a standalone company, and (ii) the present value of Hudson Valley’s implied terminal value at the end of such period.  KBW assumed that Hudson Valley would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level.  Estimated free cash flows were calculated generally as any portion of estimated earnings in excess of the retained amount assumed.  In calculating the terminal value of Hudson Valley, KBW applied a range of 13.0x to 17.0x estimated 2019 earnings.  This discounted cash flow analysis resulted in a range of implied values per share of Hudson Valley common stock of approximately $19.04 per share to $27.74 per share.

The following disclosure amends and restates the first table immediately following the first full paragraph following the caption entitled “The Merger—Certain Unaudited Prospective Financial Information—Certain Unaudited Prospective Financial Information of Hudson Valley” on page 101 of the joint proxy statement/prospectus:

Summary Financial Forecasts and Projections of Hudson Valley
for the Years Ending December 31,
(prepared in October 2014 and all amounts are approximate)

	2014	2015	2016
Net Income(1) (in thousands)	$11,189	$18,642	$26,238
Basic Earnings Per Share	$0.57	$0.94	$1.33
Diluted Earnings Per Share	$0.57	$0.94	$1.33
Total Assets (in millions)	$3,172	$3,502	$3,973
Return on Average Assets	0.36%	0.56%	0.70%
Return on Average Equity	3.87%	6.22%	8.31%
Net Interest Margin	3.05%	3.17%	3.15%

(1) Following an assumed tax rate of 35%.

The following disclosure supplements the section captioned “The Merger—Certain Unaudited Prospective Financial Information—Certain Unaudited Prospective Financial Information of Hudson Valley” on page 101 of the joint proxy statement/prospectus by adding the following sentence:

Hudson Valley management also provided to and discussed with KBW the following unaudited prospective information with respect to Hudson Valley: target return on assets for 2018 of 1.0% and growth in total assets for each of 2017 and 2018 of 7.0%.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained or incorporated by reference in this filing are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Hudson Valley’s or Sterling’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Hudson Valley and Sterling, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in Hudson Valley’s and Sterling’s reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Hudson Valley and Sterling stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Hudson Valley and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Sterling’s stock price before closing, including as a result of the financial performance of Hudson Valley prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board or the OCC and legislative and regulatory actions and reforms.

For any forward-looking statements made in this filing, Hudson Valley and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this filing. Hudson Valley and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this filing and attributable to Hudson Valley, Sterling or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this filing.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of Hudson Valley’s and Sterling’s public filings with the U.S. Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Hudson Valley with the SEC may be obtained free of charge at Hudson Valley’s website at www.hudsonvalleybank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hudson Valley by requesting them in writing to Hudson Valley Holding Corp., c/o Hudson Valley Bank, 21 Scarsdale Road, Yonkers, New York 10707; Attention: Investor Relations, or by telephone at (914) 961-6100.

The documents filed by Sterling with the SEC may be obtained free of charge at Sterling’s website at www.sterlingbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Sterling by requesting them in writing to Sterling Bancorp, 400 Rella Boulevard, Montebello, New York 10901 Attention: Investor Relations, or by telephone at (845) 369-8040.

In connection with the Proposed Transaction, Sterling has filed a registration statement on Form S-4 with the SEC and three amendments thereto, which includes a joint proxy statement of Hudson Valley and Sterling and a prospectus of Sterling, and each party may file other documents regarding the Proposed Transaction with the SEC. Before making any voting or investment decision, investors and security holders of Hudson Valley and Sterling are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they contain important information about the Proposed Transaction. A definitive joint proxy statement/prospectus has been sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Hudson Valley or Sterling by writing to the addresses provided for each company set forth in the paragraphs above.

Hudson Valley, Sterling, their directors, executive officers and certain other persons may be deemed participants in the solicitation of proxies from Hudson Valley and Sterling stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Hudson Valley and their ownership of Hudson Valley common stock and the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the definitive joint proxy statement/prospectus. Free copies of the joint proxy statement/prospectus may be obtained as described in the paragraphs above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON VALLEY HOLDING CORP.

	By:	/s/ Michael J. Indiveri
	Name:	Michael J. Indiveri
	Title:	Executive Vice President and Chief Financial Officer

Date: April 13, 2015